

May 26, 2022

Larry Wu
Chairman and Chief Executive Officer
GigaCloud Technology Inc.
Unit A, 12/F, Shun Ho Tower
24-30 Ice House Street
Central
Hong Kong

> **Re: GigaCloud Technology Inc.**
> **Amendment No. 6 to Draft Registration Statement on Form F-1**
> **Submitted April 29, 2022**
> **CIK No. 0001857816**

Dear Mr. Wu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement on Form F-1 Submitted April 29, 2022

Cover Page

1. We note your response to comment 1 and your amended disclosure on the cover page. Please include additional disclosure on your cover page acknowledging the risk that Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which you operate, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Include similar disclosure in your risk factors

and provide a specific cross-reference here to the individual risk factor that discusses this risk.

2. We note your discussion relating to how cash generated in your PRC subsidiaries and Hong Kong subsidiary may not be used to fund operations outside of the PRC or Hong Kong due to limitations placed by the PRC government. We also note your disclosure that there can be no assurance that the PRC government will not intervene or impose restrictions on GigaCloud Group's ability to transfer or distribute cash within its organization. Please include similar disclosure in your summary risk factors and risk factors sections and provide cross-references here to your discussions of these issues in your summary risk factors and risk factors sections.

    As a related matter, we note that you have quantified the aggregate transfers between the holding company, its subsidiaries, and investors. To the extent possible, please quantify the amounts that specifically relate to your PRC and Hong Kong entities.

3. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent assets (other than cash) in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer assets. On the cover page, provide cross-references to these other discussions.

4. Please discuss whether there are limitations on you or your subsidiaries' ability to transfer cash to investors. Where you discuss limitations on your ability to transfer cash between you, your subsidiaries or investors, provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors, and risk factors sections, as well.

5. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Prospectus Summary
Recent Regulatory Development
Cybersecurity Measures and Potential CSRC Filing For Overseas Listing, page 12

6. We note your amended disclosure in response to comment 10, and we reissue the comment in part. In this regard, we note your disclosure that "[you] may be" subject to additional compliance requirements. Please affirmatively state whether you believe that you, your Hong Kong subsidiary, and/or your PRC subsidiaries would be subject to

the CSRC's Draft Overseas Listing Rules if they were enacted before the completion of this offering and listing. To the extent that you do not believe that you and such entities would be subject to this regulation if it were enacted before the completion of this offering and listing, please explain why.

Conventions that Apply to this Prospectus, page 18

7. Please revise your disclosure on page 18 to remove the exclusion of Taiwan, Hong Kong, and Macau from the definition of "China" and the "PRC."

Risk Factors
Risks Related to Our Business and Industry
Our failure or the failure of third-party service providers to protect our marketplace, networks and systems against security breaches . . ., page 36

8. Your disclosure suggests you are subject to material cybersecurity risks in your supply chain based on third-party products, software, services, and business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 107

9. We note that you have experienced disruptions to your supply chain and logistics networks. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

10. Please expand your disclosure to discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Liquidity and Capital Resources
Operating Activities, page 125

11. We note your revisions in response to comment 12. Please consider including a comparative analysis that explains why operating cash flow in 2021 was $25 million lower than 2020 as this appears it would be useful information to investors. Additionally, discuss if you expect this lower level of operating cash flow to continue pursuant to Item 5.D of Form 20-F.

Management, page 167

12.   Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's supply chain/suppliers/service providers.

General

13.   Your disclosure on page 149 suggests that the majority of your employees are located in China. Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic-related lockdowns in China and (2) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Benjamin Su